Exhibit 21.1

Significant Subsidiaries (1)

December 31, 2019

1.	1977994 Alberta ULC, incorporated in Alberta
2.	1847432 Alberta ULC, incorporated in Alberta
3.	Alenco Inc., incorporated in Delaware
4.	Encana Oil & Gas (USA) Inc., incorporated in Delaware
5.	Newfield Exploration Company, incorporated in Delaware
6.	Newfield Rocky Mountains Inc., incorporated in Delaware
7.	Newfield Production Company, incorporated in Texas
8.	Newfield Exploration Mid-Continent Inc., incorporated in Delaware
9.	Cutbank Ridge Partnership, registered in Alberta

(1)

On January 24, 2020, Encana Corporation (“Encana”) completed a corporate reorganization (the “Reorganization”), which included (i) a plan of arrangement under the Canada Business Corporations Act, pursuant to which, among other things, Encana completed a share consolidation on the basis of one post-consolidation share for each five pre-consolidation shares and Ovintiv Inc. (“Ovintiv”) ultimately acquired all of the issued and outstanding common shares of Encana in exchange for shares of Ovintiv on a one-for-one basis and became the parent company of Encana and its subsidiaries (collectively, the “Arrangement”) and (ii) following completion of the Arrangement, Ovintiv migrated out of Canada and became a Delaware corporation. This Exhibit 21.1 sets forth each significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934) of Encana as of December 31, 2019, prior to the completion of the Reorganization.

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